

BULLION MONARCH MINING, INC.

Looking Forward

JANUARY 2008

ABOUT BULLION

Bullion Monarch Mining, founded in 1948, is a natural resource exploration and development Company with a current focus on gold, silver and oil shale. The Company looks for opportunities to discover and develop valuable natural resource properties in the United States and throughout the World. The Company's mining activities generate revenues from joint ventures, property sales, and retained royalties. This enables Bullion to keep liabilities and expenses low, and profit potential high.

LEEVILLE MINE

Bullion's interest in this property consists of a continuing 1% gross smelter return royalty in an agreement between Bullion and Newmont Mining. There are currently two separate mines on this property, the Newmont Mining East Ore Body and the Leeville Mine. Commencing in 2000, Newmont started mining activities on our East Ore Body. Operations have commenced on the Leeville Mine where Newmont expected to be in full production of 3,200 tons per day at 0.41 ounces of gold per ton by the end of 2007.

EAST ORE BODY AND LEEVILLE
EASTERN NEVADA/NORTH AREA


Bootstrap Pit
Saddle Pit
Tara Pit
Barrick Miekle Mine
Barrick Post/ Betze Pit
NMC Deep Post Underground
North Star Pit
Deep Star Underground
Bobcat Pit
Blue Star Genesis Pit
Sold Pit
Beast Pit
Leeville Underground
Latern Pit
North of West Pit
Carlin UG
Carlin Pit
Pete Pit
KEY
Carlin Trend
Bullion Monarch Mining Sections:
1 2 10 11 12
NUMBERS INDICATE LAND SECTIONS

STOCK DATA

OTCBB: BULM	
Share price (1/9/08)	US $0.75
Shares Outstanding	40.2 million
Market Capitalization	US $30.15 million

Bullion Monarch Mining Inc.

A DIFFERENT KIND OF COMPANY

- Solid revenue base for foreseeable future
- Low overhead cost
- Estimated 2008 FY earnings of 4 ¢/share
- Future growth through existing properties
- Gold properties on both Carlin and Cortez trends
- Majority owner of large oil opportunity
- Positioned in two of the hottest commodities: gold and oil
- Track record of finding world class mining properties
- Debt free
- Unlimited upside

Website: www.**bullionmm**.com



NORTH PIPELINE

In addition to Newmont's current operations at the Leeville mine, Bullion is also receiving a royalty on its North Pipeline property. Nevada Rae Gold is operating on placer deposits located on the developing Cortez Trend. Bullion expects to find additional gold reserves when it explores the underlying hard rock area.

LOOKING FORWARD

Bullion also has an interest in and development plans for several other properties:

MAGGIE CREEK

This property is located in Eureka County, Nevada, approximately 7 miles north of Carlin, Nevada. This property is just south of Newmont Mining's Gold Quarry deposit and on strike going southeast in a straight line from the Tusc Pit to the Mac Pit to their Gold Quarry Mine. Our interest in this property consists of a 3% net smelter return royalty by agreement with Newmont Mining dated April, 1990.

SUMPTER OREGON

Bullion owns a 10% interest of Gold Mountain Exploration and Development Company, with property near Sumpter, Oregon. Gold Mountain has a contained gold resource of 715,000 ounces of gold and gold equivalent. There has been 62,500 feet of core drilling done and exploration costs are currently approximately 10 million dollars. Bullion is currently negotiating to acquire a greater interest in this property.

OPHIR UTAH

Bullion Monarch owns a 100% interest in five patented claims located in Tooele County, Utah. This property is approximately 10 miles southwest of Kennecott's Bingham Copper Mine. The property is also 4 miles east of American Barricks' Mercur Mine and in the productive Ophir Silver Mining District.

OIL SHALE

Through its subsidiary, EnShale, Inc., Bullion is pursuing a mining opportunity in Eastern Utah to extract oil from oil shale deposits. Key to success of this effort is a commercial extraction process that EnShale is developing in conjunction with Emery Energy of Salt Lake City. The DOE's Idaho National Laboratory is also participating as a subcontractor. EnShale has leases on land that holds a 667 million barrel oil resource as estimated by the U.S. Geological Survey. Additional background can be found at www.enshale.com or by contacting the Company.

INVESTOR RELATIONS

For public and media inquiries, please contact the Corporate Office at (801) 426-8111 or visit the Company's website at www.bullionmm.com.

The Company's financial information has been filed with the Securities and Exchange Commission and can be accessed at EDGAR at www.sec.gov/edgar.

STOCK EXCHANGE DATA

BULM on OTC Bulletin Board.

Transfer agent:
OTC Stock Transfer, Inc.
231 East 2100 South, Suite F
Salt Lake City, UT 84115

(801) 485-5555

www.otcstock.net

CORPORATE OFFICES

299 East 950 South
Orem, UT 84058

Phone 801/426/8111
FAX 801/426/8555

Website: www.**bullionmm**.com